FORM 8-A/A
AMENDMENT NO. 3
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MIPS Technologies, Inc.
(Name of Registrant as specified In its Charter)

Delaware
(State of incorporation or organization)

77-0322161
(IRS Employer I.D. No.)

1225 Charleston Road, Mountain View, CA 94043-1353
(Address of principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /x/

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

  This Amendment No. 3 to Form 8-A is being filed by MIPS Technologies, Inc., and relates to the Company's Amended and Restated Preferred Stock Rights Agreement dated as of September 11, 2000 (the "Rights Agreement"), as amended. The purpose of this Amendment No. 3 to Form 8-A is to amend and restate Item 1 and to file as an exhibit under Item 2 of the Form 8-A a Second Amendment to the Rights Agreement, which was originally filed on Form 8-A on September 15, 2000, as amended by an Amendment to the Rights Agreement filed on Form 8-A on January 25, 2002. The effect of the amendment is to amend the Rights Agreement as follows: (1) to reflect the recombination of the Company's Class A common stock and Class B common stock into a single class of common stock, (2) to provide for the automatic resignation of the Rights Agent in the event the transfer agency relationship terminates, and (3) to provide that the Rights Agent is not liable for delays or failures resulting from certain acts beyond its reasonable control; specifically amending Sections 1(a), 1(g), 21, and Exhibit C of the Rights Agreement and to add a new Section 34 to the Rights Agreement.

Item 1. Description of Securities to be Registered.

  MIPS Technologies, Inc. (the "Company") and First National
Bank of Boston, currently known as Fleet National Bank, are parties to a Preferred Stock Rights Agreement dated as of June 2, 2000 (the "Previous Agreement"). Pursuant to the Previous Agreement, the Board of Directors of the Company declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, par value $0.001. The dividend was payable on June 19, 2000 (the "Record Date") to shareholders of record as of the close of business on that date. Under the Previous Agreement, each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $200.00, subject to adjustment.

  On September 10, 2000, pursuant to section 27 of the Previous Agreement, the Company's Board of Directors agreed to restate the dividend that it had declared under the Previous Agreement in the Rights Agreement. Under the Rights Agreement, the Company's Board of Directors amended the Previous Agreement's definition of "Acquiring Person" to eliminate the Threshold Amount (defined below) for Class A Common Shares. Each Right still entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $200.00 (the "Purchase Price"), subject to adjustment.

  On January 24, 2002, the Company amended the Rights Agreement to appoint EquiServe Trust Company, N.A. as the new Rights Agent and amend and restate Section 21 of the Rights Agreement, entitled Change of Rights Agent ("First Amendment").

  On November 14, 2003, the Company amended the Rights Agreement further as follows: (1) to reflect the recombination of the Company's Class A common stock and Class B common stock into a single class of common stock, (2) to provide for the automatic resignation of the Rights Agent in the event the transfer agency relationship terminates, and (3) to provide that the Rights Agent is not liable for delays or failures resulting from certain acts beyond its reasonable control; specifically amending Sections 1(a), 1(g), 21, and Exhibit C of the Rights Agreement and to add a new Section 34 to the Rights Agreement.

  The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the current amendment of the Rights Agreement is Exhibit 10.11.3 to this Registration Statement and is incorporated herein by reference. A copy of the Rights Agreement as it existed prior to the amendments is Exhibit 10.11.1 to this Registration Statement and the First Amendment is Exhibit 10.11.2 to this Registration Statement and is incorporated herein by this reference.



Rights Evidenced by Common Share Certificates

  The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common
Share certificates outstanding on the Record Date will evidence the Rights related thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

  The Rights will separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable following (a) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group acquires beneficial ownership of at least 15% of the Company's Common Shares then outstanding (such share ownership amount herein referred to as a "Threshold Amount"), or (b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of a Threshold Amount. The earlier of such dates is referred to as the "Distribution Date." The Board of Directors may extend the date on which the Rights become exercisable.

Issuance of Rights Certificates; Expiration of Rights

  As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) September 11, 2010 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

  Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

  Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains a Threshold Amount of the Company's Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

  Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains a Threshold Amount, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

  At any time after the acquisition by an Acquiring Person of a Threshold Amount and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

  At any time on or prior to the Close of Business on the earlier of
(i) the fifth day (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company) after the public announcement that an Acquiring Person has acquired beneficial ownership of a Threshold Amount, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

  The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.



Cash Paid Instead of Issuing Fractional Shares

  No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Shareholders' Rights Prior to Exercise

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

  Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights

  Rights will not have any voting rights.

Certain Anti-Takeover Effects

  The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

  The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

  Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

  However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits

3.1 Amended and Restated By-laws of MIPS Technologies, Inc.
(Incorporated by reference to Exhibit 3.1 to MIPS Technologies,
Inc.'s Form 8-K filed November 14, 2003.)

3.2 Amended and Restated Certificate of Incorporation of MIPS
Technologies, Inc. (Incorporated by reference to Exhibit 3.2 to MIPS Technologies, Inc.'s Form 8-K filed November 14, 2003.)

10.11.1 Amended and Restated Preferred Stock Rights Agreements, dated as of September 11, 2000, between MIPS Technologies, Inc. and Fleet National Bank, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively. (Incorporated by reference to Exhibit to MIPS Technologies, Inc.'s Form 8-A/A filed September 15, 2000.)

10.11.2 Amendment to Amended and Restated Preferred Stock Rights
Agreement, dated as of January 24, 2002. (Incorporated by reference to Exhibit 10.11.2 to MIPS Technologies, Inc.'s Form 8-A/A filed
January 25, 2002.)

10.11.3 Second Amendment to Amended and Restated Preferred Stock
Rights Agreement dated as of November 14, 2003.














SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 18, 2003

MIPS TECHNOLOGIES, INC.


By: /s/ JOHN E. BOURGOIN
John E. Bourgoin
President and Chief Executive Officer



EXHIBIT INDEX

Exhibit No.  Title

3.2          Amended and Restated By-laws of MIPS Technologies, Inc.
             (Incorporated by reference to Exhibit 3.1 to MIPS
             Technologies, Inc.'s Form 8-K filed November 14, 2003.)

3.3 Amended and Restated Certificate of Incorporation of MIPS Technologies, Inc. (Incorporated by reference to Exhibit
             3.2 to MIPS Technologies, Inc.'s Form 8-K filed November
             14, 2003.)

10.11.1 Amended and Restated Preferred Stock Rights Agreements, dated as of September 11, 2000, between MIPS Technologies, Inc. and Fleet National Bank, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively. (Incorporated by reference to Exhibits to MIPS Technologies, Inc.'s Form 8-A/A filed September 15, 2000.)

10.11.2 Amendment to Amended and Restated Preferred Stock Rights Agreement, dated as of January 24, 2002. (Incorporated by reference to Exhibit 10.11.2 to MIPS Technologies, Inc.'s Form 8-A/A filed January 25, 2002.)

10.11.3 Second Amendment to Amended and Restated Preferred Stock Rights Agreement dated as of November 14, 2003.